TSX: EQX NYSE-A: EQX

 NEWS RELEASE

Equinox Gold Welcomes Ontario Premier Doug Ford and Greenstone Mine First Nation Partners
for a Gold Pour at the Greenstone Mine

June 20, 2024 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") had the pleasure of hosting First Nation and Ontario government dignitaries at its Greenstone Mine.

The Honourable Doug Ford, Premier of Ontario, the Honourable Greg Rickford, Minister of Northern Development and Minister of Indigenous Affairs and First Nation Economic Reconciliation, Yvette Metansinine, Chief of Animbiigoo Zaagi'igan Anishinaabek, Sonny Gagnon, Chief of Aroland First Nation, Sheri Taylor, Chief of Ginoogaming First Nation and Judy Desmoulin, Chief of Long Lake #58 First Nation, all visited the Greenstone Mine on June 18th to witness a gold pour.

"It was an honour to visit the Greenstone Mine and witness the remarkable process of a gold pour," said Premier Doug Ford. "As we rebuild Ontario's economy, our government is forming meaningful partnerships with First Nations communities and industry partners, fostering significant opportunities for growth and job creation, especially in critical minerals and resource development."

Greenstone Mine Welcomes First Nation and Ontario Government Dignitaries for Gold Pour

Equinox Gold's Greenstone Mine has agreements in place with Animbiigoo Zaagi'igan Anishinaabek, Aroland First Nation, Ginoogaming First Nation and Long Lake #58 First Nation. Premier Ford and Minister Rickford were in Geraldton to announce renewed partnerships with all four First Nations and funding initiatives to unlock economic and resource development opportunities in northern Ontario, including:

  $1.9 million from the Ministry of Labour, Immigration, Training and Skills Development for the Indigenous Workforce Development Program through the province's Skills Development Fund to provide training and support to secure jobs related to mineral development in the region;
  $2 million to fund construction and maintenance of the Migizi Plaza Rest Stop, which will serve First Nation members, tourists and residents, create jobs, and drive revenue for the First Nations and Municipality of Greenstone. Greenstone Mine donated the land to its First Nations partners for the Migizi Plaza Rest Stop;

Suite 1501 - 700 West Pender St., Vancouver, BC Canada V6C 1G8 ir@equinoxgold.com +1 604.558.0560 www.equinoxgold.com

  Support for relocation of the Greenstone Ontario Provincial Police detachment, which was moved during Greenstone Mine construction; and
  Maintenance and upgrades to Highway 584 and Highway 11 to help connect more First Nations communities to the province's highway network.

In the Ontario government news release on June 18, 2024, Minister Rickford said, "Through strategic partnerships and critical infrastructure investments, we are laying the foundation for Greenstone to become the new centre of gravity for mining, in partnership with First Nations."

Greg Smith, President & CEO of Equinox Gold, commented, "We appreciate the province's support for development and infrastructure improvements in the Greenstone region and applaud their commitment to developing meaningful partnerships with First Nations communities in Ontario."

Equinox Gold Contacts

Greg Smith, President & Chief Executive Officer

Rhylin Bailie, Vice President, Investor Relations

Tel: +1 604-558-0560

Email: ir@equinoxgold.com